RELIANCE
Anil Dhirubhai Ambani Group

RECEIVED

2007 APR -9 A 10: 50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022404

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

29th March, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : Disclosures made to Indian Stock Exchanges

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated 29th March, 2007 making disclosures with respect to allotment of 13,00,00,000 Equity Shares of Rs.5 each to AAA Power Systems (Global) Pvt. Ltd on conversion of Warrants.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

PROCESSED
APR 13 2007
THOMSON FINANCIAL

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

4/10

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400-710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.mrl.in

29th March, 2007

The Manager
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Tel. No. 2272 2375/1121/1122
Fax No : 2272 2037/2039/2041/2061/3719
BSE Scrip Code: 532709

Dear Sir,

Sub : Allotment of 13,00,00,000 Equity Shares of Rs.5 each on conversion of Warrants

This is to inform you the Committee of Directors of the Company vide circular resolution dated 29th March, 2007, has allotted 13,00,00,000 equity shares of Rs. 5 each for cash at a price of Rs.25.65 (including a premium of Rs. 20.65) per Share to AAA Power Systems (Global) Pvt. Ltd, against the outstanding warrants issued on 28th April, 2006. These Shares will be subject to lock in up to 27th April, 2009.

Consequent upon the said allotment, the paid-up Capital of the Company stands increased to 147,31,30,422 fully paid up equity shares of Rs.5 each.

We will forward the application for listing of these shares in due course.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.mrl.in

29th March, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Tel. No. 2659 8235/36, 2659 8100/14
Fax No : 2659 8237 / 38
NSE Scrip Code: RNRL

Dear Sir,

Sub : Allotment of 13,00,00,000 Equity Shares of Rs.5 each on conversion of Warrants

This is to inform you the Committee of Directors of the Company vide circular resolution dated 29th March, 2007, has allotted 13,00,00,000 equity shares of Rs. 5 each for cash at a price of Rs.25.65 (including a premium of Rs. 20.65) per Share to AAA Power Systems (Global) Pvt. Ltd, against the outstanding warrants issued on 28th April, 2006. These Shares will be subject to lock in up to 27th April, 2009.

Consequent upon the said allotment, the paid up Capital of the Company stands increased to 147,31,30,422 fully paid up equity shares of Rs.5 each.

We will forward the application for listing of these shares in due course.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

END